Exhibit 99.1

Foresight Announces First Quarter 2023 Financial Results

NESS ZIONA, Israel — May 31, 2023 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), today reported financial results for the first quarter of 2023. Foresight ended the first quarter of 2023 with $21.7 million in cash, cash equivalents, restricted cash, and short-term deposits.

The Company reported a U.S. Generally Accepted Accounting Principles (GAAP) net loss of $4.6 million for the first quarter of 2023 and a non-GAAP net loss for the same period of $4.2 million.

“Foresight’s industry-leading technology continued to gain momentum during the first quarter of 2023. We are particularly pleased by our achievements in the Asia-Pacific (APAC) region, as we began an additional important joint proof of concept (POC) project with a leading Japanese global vehicle manufacturer. Foresight Changzhou Automotive Ltd. (“Foresight Changzhou”), our fully owned subsidiary in Jiangsu Province, China, received special recognition from the China Israel Changzhou Innovation Park, and Eye-Net Mobile Ltd. (“Eye-Net” or “Eye-Net Mobile”), our wholly owned subsidiary, received its first order for the Eye-Zone™ V2X automotive system from a leading Japanese automotive manufacturer,” said Haim Siboni, CEO of Foresight.

“The first quarter also saw a key breakthrough for Rail Vision Ltd. (“Rail Vision”), our affiliate, which received an order from Israel Railways for 10 Main Line Systems. We believe that these achievements for Foresight, Eye-Net, and Rail Vision demonstrate the exceptional performance of our technology, as our POC projects are in the process of converting into orders from leading organizations in the automotive, defense, and transportation industries. As we continue to prove our ability to create tailored, high-performance solutions for a diverse customer base, we expect to see increased demand,” concluded Mr. Siboni.

First Quarter Corporate Highlights

● Foresight Announces POC Project with Global Japanese Vehicle Manufacturer: In March 2023, Foresight announced the signing of a paid joint POC project with a leading global Japanese vehicle manufacturer. The POC project will evaluate Foresight’s innovative solution for the automatic calibration of mono cameras. Foresight and the manufacturer will work together to develop a breakthrough solution capable of detecting when a single camera’s position has changed. The solution will also use Foresight’s proprietary software to provide real-time correction of a camera’s position while the vehicle is in motion. If successful, the POC project may provide a solution that eliminates the need for external calibration in a garage for all vehicles using mono cameras.

● Eye-Net Receives Order from Leading Japanese Vehicle Manufacturer for Eye-Zone System: In February 2023, Eye-Net announced that it received its first order for an Eye-Zone vehicle-to-everything (V2X) automotive system from a global Japanese vehicle manufacturer. The two parties will begin a paid POC project to evaluate the capabilities and added value of the Eye-Zone system as a software V2X communication layer. The POC will include the integration of Eye-Zone within the manufacturer’s advanced driver assistance system (ADAS), enabling seamless communication between vehicles and all road users.

● Rail Vision Announces $1.4 Million Agreement with Israel Railways to Sell 10 AI-Driven Main Line Systems: Rail Vision announced in February 2023 that it signed an agreement with Israel Railways for the purchase of 10 Rail Vision Main Line Systems and related services. Rail Vision’s AI-driven obstacle detection system outperformed in all aspects of testing during a POC project with Israel Railways. The total value of the agreement is expected to be $1.4 million.

● Israeli Ministry of Defense Recognizes Foresight Technology as Significant Breakthrough: During the first quarter of 2023, the Israeli Ministry of Defense recognized Foresight’s QuadSight® stereovision solution as a significant technological breakthrough for defense applications. The Administration for Research and Development of Weapons and Technological Infrastructure of Israel’s Ministry of Defense tested the QuadSight solution extensively for more than two years in challenging weather and environmental conditions. Foresight’s passive stereo technology was tested as an alternative to replace active LiDAR sensors, and the solution exceeded all testing requirements.

● Foresight Changzhou Wins Outstanding Enterprise Award: In February 2023, Foresight announced that Foresight Changzhou won the Outstanding Enterprise in International Cooperation award from China Israel Changzhou Innovation Park. Foresight received this award in recognition of its significant contribution to international cooperation in the region, and the company was one of five to win the award, out of nearly 200 companies in the China Israel Changzhou Innovation Park.

● Eye-Net Launches Virtual Sensor for Automotive Industry at CES 2023: Eye-Net showcased its new collision prediction system, Eye-Zone, at CES 2023 in Las Vegas. Eye-Zone uses Road Users Detection and Ranging (RUDAR), a unique virtual sensor that provides a point cloud of the real time location, movement characteristics, and probability of collision with each road user around the vehicle.

● Foresight Introduces Groundbreaking Mono2Stereo™ Solution at CES 2023: In January, Foresight presented a live demonstration of its Mono2Stereo software-based solution at CES 2023. Mono2Stereo uses the overlapping views of existing cameras with different fields of view to create a three-dimensional stereovision.

First Quarter 2023 Financial Results

●	Revenues for the first quarter ended March 31, 2023, amounted to $55,000, compared to $35,000 in the first quarter of 2022. The revenues were generated primarily from the successful completion of a POC project with a global Japanese vehicle manufacturer, as well as the completion of the first milestone of Eye-Net’s POC project for the Eye-Zone system from a leading Japanese vehicle manufacturer.

●	Research and development (R&D) expenses, net for the first quarter of 2023, were $3,119,000, compared to $2,692,000 in the first quarter of 2022. The increase is attributed mainly to an increase in payroll and related expenses, primarily due to an increase in engineers within the R&D department. R&D expenses, net in the first quarter of 2023, are offset by participation from the European Horizon 2020 program in the amount of $133,000.

●	Sales and Marketing (S&M) expenses for the first quarter of 2023 were $704,000, compared to $624,000 in the first quarter of 2022. The increase is primarily attributed to an increase in exhibitions, conventions and travel expenses.

●	General and administrative (G&A) expenses for the first quarter of 2023 were $857,000, compared to $1,188,000 in the first quarter of 2022. The decrease is primarily attributed to a decrease in payroll and related expenses and to a decrease in professional services and share-based payments to service providers.

●	Finance income, net for the first quarter ended March 31, 2023, amounted to $60,000. Finance income, net, is attributed primarily to gains from revaluation of the Company’s investment in Rail Vision to its fair value in the amount of $122,000, as well as from interest on deposits in the amount of $210,000, offset by exchange rate differences and other expenses in the amount of $272,000.

●	GAAP net loss for the first quarter of 2023 was $4,586,000, or $0.014 per ordinary share, compared to a GAAP net loss of $2,024,000, or $0.006 per ordinary share, in the first quarter of 2022.

●	Non-GAAP net loss for the first quarter of 2023 was $4,241,000, or $0.013 per ordinary share, compared to a non-GAAP net loss of $1,527,000 in the first quarter of 2022, or $0.004 per ordinary share. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of share-based compensation expenses.

Balance Sheet Highlights

●	Cash, cash equivalents, restricted cash, and short-term deposits totaled $21.7 million as of March 31, 2023, compared to $26.5 million as of December 31, 2022.

●	GAAP shareholder’s equity totaled $24.6 million as of March 31, 2023, compared to $28.8 million as of December 31, 2022. The decrease is attributed to the net loss for the period.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the Company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The Company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its belief that its achievements, as well as the achievements of Eye-Net Mobile and Rail Vision, demonstrate the exceptional performance of its technology and that it expects to see increased demand, the potential benefits from the use of its solutions, and the expected timing, development and expected value of POC projects. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of March 31, 2023 Unaudited	As of March 31, 2022 Unaudited	As of December 31, 2022 Audited
ASSETS

Current assets:
Cash and cash equivalents	$20,898	$26,722	$19,173
Restricted cash	99	112	102
Short term deposits	657	13,578	7,216
Marketable equity securities	2	8	2
Other receivables	664	928	842
Total current assets	22,320	41,348	27,335

Non-current assets:
ROU asset	2,145	2,516	2,156
Investment in equity securities	2,926	7,096	2,804
Fixed assets, net	622	631	598
	5,693	10,243	5,558

Total assets	$28,013	$51,591	$32,893

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$261	$281	$315
Operating lease liability	454	593	527
Other accounts payables	1,258	1,611	1,792
Total current liabilities	1,973	2,485	2,634

Non-current liabilities:
Operating lease liability	1,499	2,000	1,476

Total liabilities	3,472	4,485	4,110

Shareholders’ equity:

Ordinary shares of NIS 0 par value;	-	-	-
Additional paid-in capital	130,097	128,634	129,810
Accumulated deficit	(106,066)	(81,827)	(101,480)
Total Foresight Autonomous Holdings LTD. shareholders’ equity	24,031	46,807	28,330
Non-controlling Interest	510	299	453
Total equity	24,541	47,106	28,783

Total liabilities and shareholders’ equity	$28,013	$51,591	$32,893

FORESIGHT AUTONOMOUS HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Three months ended March 31,
	2023 Unaudited	2022 Unaudited
Revenues	55	35

Cost of revenues	(21)	(27)

Gross profit	34	8

Research and development expenses, net	(3,119)	(2,692)

Sales and Marketing expenses	(704)	(624)

General and administrative expenses	(857)	(1,188)

Operating loss	(4,646)	(4,496)

Financing income, net	60	2,472

Net loss	(4,586)	(2,024)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Three months ended March 31,
	2023 Unaudited	2022 Unaudited

Net Cash Used in Operating Activities
Loss for the Period	(4,586)	(2,024)

Adjustments to reconcile loss to net cash used in operating activities:	113	(2,805)

Net cash used in operating activities	(4,473)	(4,829)

Cash Flows from Investing Activities
Changes in short term deposits	6,559	3,934

Investment in equity securities	-	(287)

Purchase of fixed assets	(84)	(179)

Net cash provided by investing activities	6,475	3,468

Effect of exchange rate changes on cash and cash equivalents	(280)	7

Increase (decrease) in cash and cash equivalents and restricted cash	1,722	(1,354)
Cash and cash equivalents and restricted cash at the beginning of the period	19,275	28,188

Cash and cash equivalents and restricted cash at the end of the period	20,997	26,834

FORESIGHT AUTONOMOUS HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Three months ended March 31,
Adjustments to reconcile profit (loss) to net cash used in operating activities:	2023 Unaudited	2022 Unaudited

Share-based payment	345	497
Depreciation	60	51
Revaluation of marketable equity securities	(122)	(2,793)
Exchange rate changes on cash and cash equivalents	280	(7)
Changes in assets and liabilities:
Decrease (increase) in other receivables	178	(268)
Increase (decrease) in trade payables	(54)	28
Change in operating lease liability	(39)	(59)
Decrease in other accounts payable	(535)	(254)
Adjustments to reconcile loss to net cash used in operating activities	113	(2,805)

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(Unaudited)

U.S. dollars in thousands

	Three months ended March 31,
	2023 Unaudited	2022 Unaudited
GAAP operating loss	(4,646)	(4,496)
Share-based compensation in Cost of revenues	2	—
Share-based compensation in research and development	227	215
Share-based compensation in sales and marketing	31	89
Share-based compensation in general and administrative	85	193
Non-GAAP operating loss	(4,301)	(3,999)

GAAP net loss	(4,586)	(2,024)
Share-based compensation expenses	345	497
Non-GAAP net loss	(4,241)	(1,527)